

June 15, 2017

Kirstin Gould
Executive Vice President, General Counsel and Secretary
XL Group Ltd
O'Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda

> **Re: XLIT Ltd.**
> **Schedule TO-I**
> **Filed June 8, 2017**
> **File No. 005-89999**

Dear Ms. Gould:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. In some of our comments, we may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when any response requested will be provided. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any additional information provided in response to these comments, we may have additional comments.

Schedule TO-I

Item 10. Financial Statements, page 5

1.   Information required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A appears to have been incorporated by reference. Please advise us whether or not information required by Item 1010(b) has been provided, or explain the basis for its exclusion. In addition, please revise the Offer to Purchase to include summary financial information, as described in Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges. See Instruction 6 to Item 10 of Schedule TO and the related staff guidance available in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations at interpretation I.H.7.

Offers to Purchase

<u>2045 Notes Offer, page 3</u>

2.   Advise us of the legal basis upon which the Offeror relied to conclude that use of a fixed spread pricing mechanism is not inconsistent with Section 14(e). While we recognize that the Price Determination Date, as defined in your offer, is scheduled to occur on June 21, the Commission has interpreted the term "material" to include price. Refer to Exchange Act Release 43069 (July 24, 2000). Given that the price established on June 21 is unknown at the outset of the offer and through 1:59 p.m. on June 21, during the time at which security holders have been incentivized to tender with the offer of an early tender fee payment, the fixed spread pricing mechanism may be in conflict with Section 14(e) inasmuch as a material term to the offer is not known – and by the Offeror's own admission, undetermined ─ for the first nine full business days of the tender offer.

<u>Proration, page 3</u>

3.   The application of Rule 13e-4(f)(3), by its terms, is dependent upon a finding that a greater number of securities" have been tendered than the Offeror is bound to accept. The description of how proration will be implemented, if at all, in the context of these offers therefore is inconsistent with the rule text in light of the apparent absence of express disclosure regarding a specified number of securities sought in each class. Notwithstanding the disclosure that appears in Section 6 at page 25, please revise the disclosure here to conform to the text of the cited rule provision, or advise.

<u>Section 3. Procedures for Tendering Securities, page 21</u>

4.   Refer to the statement that reads, "[a]s there is no Letter of Transmittal in connection with the Offers, holders must follow the procedures set forth below in order to tender Securities in the Offers." Rule 13e-4(a)(4) defines the term "commencement" as "the transmittal form or statement regarding how the transmittal form may be obtained." In light of the codified definition of commencement, please advise us whether or not the tender offers have commenced within the meaning of that term as used in Rule 13e-4.

<u>Determination of Validity; Rejection of Securities, page 23</u>

5.   The Offeror represents that all questions as to the form, eligibility and validity of tendered securities will be determined in its sole discretion and will thus be viewed as "final and binding." Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction, and make a corresponding change to the last sentence of Section 7, titled "Conditions of the Offers."

Section 4. Withdrawal Rights, page 24

6.   Please disclose that equity securities not yet accepted for payment after the expiration of
        forty business days from the commencement of the offers may always be withdrawn, or
        advise us of the legal basis upon which the Offeror relied to exclude this information.
        See Rule 13e-4(f)(2)(ii).

Section 7. Conditions of the Offers, page 27

7.   Where the tender offers are subject to a financing contingency, the satisfaction of which
        remains uncertain, a material change will occur in the information previously disclosed if
        and when the offer becomes fully financed. Under Rule 13e-4(c)(3), the Offeror will be
        required to promptly file an amendment to its Schedule TO disclosing this material
        change. Please confirm that the Offeror intends to treat the satisfaction of the financing
        condition as a material change under Rules 13e-4(c)(3), (d)(2) and (e)(3). See Exchange
        Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

8.   The disclosure on page 25 explains that "no CICL Shares or 2045 Notes will be accepted
        for purchase if the aggregate purchase price for the Series D Shares and Series E Shares
        is equal to or exceeds the Aggregate Maximum Repurchase Amount." This disclosure
        implies that under certain circumstances, the Offeror may terminate the offers to purchase
        the CICL Shares and 2045 Notes. Please advise us of the legal basis upon which the
        Offeror has concluded that the offers for lower priority classes may be lawfully
        terminated in the absence of an express condition. Refer to Section 14(e), which
        statutory provision may be applied to regulate tender offers considered illusory.

Section 9. Source and Amount of Funds, page 29

9.   We noticed consideration in the offers will be sourced from "cash received in the New
        Debt Financing." Please provide the information required by Item 1007(d) with respect
        to the New Debt Financing, as defined in the filing, or advise us of the legal basis upon
        which the Offeror relied to exclude this information from the Offers to Purchase.

Section 10. Certain Information Concerning the Company
Incorporation by Reference, page 30

10.   The disclosure in this section contemplates forward incorporation by reference. Neither
        Rule 13e-4 nor Schedule TO, by their terms, permit forward incorporation of disclosure
        contained within subsequently filed documents. Please revise the disclosure under this
        heading to clarify that the Schedule TO will be amended to include updates, inclusive of
        updated periodic report filings. Refer to General Instruction F of Schedule TO.

Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Securities and Other Securities, page 31

11.   Given that the Company or its affiliates beneficially own 5,000 Series D Shares and 500 Series E Shares, please revise to disclose the names and addresses of the affiliates who beneficially own the subject securities as well as the aggregate number and percentage beneficially owned by each person, or advise. Refer to Item 1008(a) of Regulation M-A.

Section 18. Miscellaneous, page 39

12.   We note the representation that tenders will not be accepted from holders in a jurisdiction in which it is determined that the Offeror cannot comply with applicable law. Rule 13e-4(f)(8)(i), however, does not exempt from its application offerees in such a jurisdiction. Please reconcile the disclosure that implies security holders from such a jurisdiction would be ineligible to participate in any of the tender offers with this rule provision.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Christina M. Thomas, Staff Attorney, at (202) 551-3577 or me at (202) 551-3266 if you have any questions regarding our comments.

                                    Sincerely,

                                    /s/ Nicholas P. Panos

                                    Nicholas P. Panos
                                    Senior Special Counsel
                                    Office of Mergers and Acquisitions

cc: Via E-mail
        Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP